SIGMA LITHIUM RESUMES SALES OF HIGH-GRADE PREMIUM LITHIUM OXIDE; CLOSES INAUGURAL SALE AT PLANT OF 400,000t OF HIGH-PURITY LOW GRADE FINES EXPECTING A US$20 MILLION PROFIT

HIGHLIGHTS

•	Sigma Lithium is pleased to announce the resumption of sales of high-grade premium lithium oxide concentrate in 1Q26, achieving industrial production cadence.

•	In 1Q26, the Company is expected to generate gross revenues equivalent to the sale of approximately 28,000 tonnes of high purity premium lithium oxide concentrate at a grade-adjusted price of US$1,712 per tonne.

•	This achievement is a result of industrially beneficiating its dry-stacked tailings and its inventory of raw materials into both high-purity premium lithium oxide fines and high-purity lithium oxide.

•	Sigma Lithium also announces that it has executed its inaugural sale of 400,000 tonnes of high- purity lithium fines for delivery at the plant (ex-works EXW) with an expected profit generated of approximately US$20 million and at a binding fixed price for delivery of US$50/t.

•	The Company now has a remaining inventory of high-purity lithium fines of 300,000 tonnes at the plant, which is expected to generate at least an additional US$15 million of profit under current robust market conditions.

São Paulo, March 20, 2026 – Sigma Lithium Corporation (NASDAQ: SGML, TSX-V:SGML BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of lithium oxide concentrate in the Americas1 and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security, announces that it has resumed sales of high-grade premium lithium oxide in 1Q26, achieving industrial production cadence.

In the 1Q26, the Company expects to generate gross revenues equivalent to the sale of approximately 28,000 tonnes of high-purity premium lithium oxide at a grade-adjusted price of approximately US$1,712 per tonne. This performance reflects Sigma Lithium’s ability of industrially beneficiating its dry-stacked tailings of fines, as well an existing inventory of raw materials into both premium high-grade lithium oxide and high-purity lithium fines.

The Company has also executed its inaugural sale of 400,000 tonnes of high-purity lithium fines at the plant gate to be delivered on an ex-works EXW basis at a binding fixed price of US$50 per tonne. This transaction is expected to generate approximately US$20 million in profit.

Following this sale, Sigma Lithium retains an inventory of approximately 300,000 tonnes of high-purity lithium fines at its plant, which is expected to generate at least an additional US$15 million in profit considering the robust conditions for the lithium market expected to prevail during the next few months. The commercialization of low-grade lithium fines by Sigma Lithium demonstrates a considerable “sustainability reward and green premium” to its shareholders.

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Ana Cabral, Co-Chairperson of Sigma Lithium, said:

“The resumption of sales of high-grade premium lithium oxide is in accordance with the outlook we highlighted at our investor presentations this year. By recovering, reprocessing and thus, upgrading, through our proprietary Greentech technology, the previously untapped lithium materials idling at our dry stacked piles, Sigma Lithium delivered a direct financial return on its investment in the clean technology developed for its Greentech Industrial Plant’s dry stacking processing module and reprocessing lithium circuits, while creating a permanent new business unit that increases the volume of high-purity lithium materials delivered to our customers, enhancing the diversification of our product portfolio.

Sigma Lithium’s VP of Business Development Marina Bernardini said: “Our inaugural sales of high-purity lithium fines, delivered at the plant on an ex works basis, confirms the profitability of these sales and highlights the potential for future cash flow to be generated from the remaining inventories of high-purity fines currently at the plant. They also further reinforce the sustainability reward for shareholders that we have demonstrated through successive profitable sales of these products.”

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ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas1 and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Greentech Industrial Plant combines dry stacking, the reuse of 100% of water, zero use of toxic chemicals and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company has initiated the construction of a second plant to double its production capacity. For more information about Sigma Lithium, visit our website

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Roscoe, Investor Relations Manager

mariana.roscoe@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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